April 20, 2022

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lipella Pharmaceuticals Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Lipella Pharmaceuticals Inc. (the “Company”), we are submitting Amendment No. 1 (the “Amendment”) to the Company’s draft Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “SEC”) for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Registration Statement was initially confidentially submitted to the SEC for review on February 14, 2022. The Company hereby confirms that it is an emerging growth company (as defined in the JOBS Act) as of the date of the submission of the Amendment and that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). In addition, on behalf of our client, we confirm to you that as of the date of this letter, none of the disqualifying conditions set forth in Section 2(a)(19) of the Securities Act have occurred. The Amendment submitted herewith relates to the initial public offering of the Company’s common stock.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact me by phone at (212) 660-3060 or e-mail at ddanovitch@sullivanlaw.com.

Sincerely,

/s/ David E. Danovitch, Esq.
David E. Danovitch, Esq.

cc:	Jonathan Kaufman, Chief Executive Officer of the Company